SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
August 25, 2010

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:
-	“Philips signs letter of intent with TPV for brand license agreement for TV activities in China”, dated August 19, 2010.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of August 2010.
KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho
(General Secretary)

Philips signs letter of intent with TPV for brand license agreement for TV activities in China
August 19, 2010
Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX:PHI) and TPV Technology (0903.HK) today signed a Letter of Intent to enter into a brand licensing agreement under which TPV will assume responsibility for the sourcing, distribution, marketing and sales of all Philips’ television activities in China (excluding Hong Kong, Taiwan and Macau).The five-year minimum agreement, which is subject to governmental approvals and expected to be signed in the third quarter of 2010 and implemented in the fourth quarter of 2010, stipulates that Philips will receive royalty payments in exchange for TPV’s right to exclusively use the Philips brand name for its TV offerings in China.
Other consumer businesses of Philips in China are not affected by this intended agreement.
This intended agreement with TPV is aimed at strengthening the presence of the Philips brand in the Chinese TV market and is in line with Philips’ global TV strategy, using different business models to optimize regional brand presence. Philips has other brand licensing agreements in place for its TV businesses in North America and Mexico with Funai Electric and in India with Videocon Group.
TPV is a leading display solution provider, specializing in design and production of a wide spectrum of desktop monitors and LCD TVs and a key industrial partner in the manufacturing of Philips LCD TVs. TPV will be licensed on condition of compliance with Philips requirements on brand use, product quality, product design and provision of consumer care. TPV will ensure that consumers of Philips-branded TVs can continue to count on the same premium quality, design, innovation and consumer care associated with the Philips brand.
For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel.: +31 20 59 77477
Email: joon.knapen@philips.com
Christina TH Zhang
Philips China Communications
Tel: +86 10 85273080
Email: christina.th.zhang@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.